October 4, 2007

Mr. Gregory S. Belliston

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Senetek PLC
Schedule 14A
Filed September 27, 2007
File No. 0-14691

Dear Mr. Belliston

Thank you for the courtesy of the call this morning in advance of the comment letter we received by fax today.

On page 30 of Schedule 14A (as Amended and filed on October 2, 2007), Proposal Six, paragraph 3, we make the following statement: “The Company has no present plans or proposals to issue Equity Securities in any exchange, merger, consolidation, acquisition or similar transaction.”

We will retain the above wording as is except we will change “similar” to “other” and, in accordance with your recommendation, we will make the following change on page 25 of Schedule 14A (as Amended and filed on October 2, 2007) indicated in bold italics below:

Effect of Reverse Split on Authorized Ordinary Shares and ADS Ratio

The resolution includes a proposal to maintain authorized Ordinary shares at 100,000,000, a level the Board considers appropriate to facilitate future equity related transactions. There would be no change in the ratio of Ordinary shares to ADSs which would remain at a 1 to 1 ratio. The Company has no present plans or proposals to issue Equity Securities in any exchange, merger, consolidation, acquisition or other transaction.

Mr. Gregory Belliston

United States Securities and Exchange Commission

October 4, 2007

I acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William F. O’Kelly
William F. O’Kelly Chief Financial Officer Senetek PLC